UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EDITAS MEDICINE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

28106W103

(CUSIP Number)

Polaris Partners One Marina Park Drive 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28106W103

1.	Names of Reporting Persons. Polaris Venture Partners VI, L.P. (“PVP VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,399,103 shares, except that (i) Polaris Venture Management Co. VI, L.L.C. (“PVM VI”), the general partner of PVP VI, may be deemed to have sole power to vote these shares; (ii) Jonathan A. Flint (“Flint”), Terrance G. McGuire (“McGuire”), Brian Chee (“Chee”), David Barrett (“Barrett”), Amir Nashat (“Nashat”) and Bryce Youngren (“Youngren” and collectively with Flint, McGuire, Chee, Barrett and Nashat, the “Managing Members”) are the managing members of PVM VI, and may be deemed to have shared power to vote these shares; and (iii) Kevin Bitterman (“Bitterman”), a holder of an assignee interest in PVM VI and a director of the Issuer, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,399,103 shares, except that (i) PVM VI, the general partner of PVP VI, may be deemed to have sole power to dispose of these shares; (ii) the Managing Members may be deemed to have shared power to dispose of these shares; and (iii) Bitterman a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,339,103 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Polaris Venture Founders’ Fund VI, L.P. (“PVPFF VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

257,070 shares, except that (i) PVM VI, the general partner of PVPFF VI, may be deemed to have sole power to vote these shares; (ii) the Managing Members may be deemed to have shared power to vote these shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

257,070 shares, except that (i) PVM VI, the general partner of PVPFF VI, may be deemed to have sole power to dispose of these shares; (ii) the Managing Members may be deemed to have shared power to dispose of these shares; and (iii) Bitterman a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,070 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Polaris Venture Management Co. VI, L.L.C. (“PVM VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) the Managing Members may be deemed to have shared power to vote these shares; and (ii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) the Managing Members may be deemed to have shared power to dispose of these shares; and (ii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 28106W103

1.	Names of Reporting Persons. Jonathan A. Flint (“Flint”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote PVP VI’s and PVPFF VI’s shares (collectively, the “Fund VI Shares”); (ii) McGuire, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) McGuire, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Terrance G. McGuire (“McGuire”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iv) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Brian Chee (“Chee”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. David Barrett (“Barrett”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Chee, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Chee, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Amir Nashat (“Nashat”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Youngren, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Bryce Youngren (“Youngren”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Nashat, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; (ii) Flint, McGuire, Chee, Barrett and Nashat, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares; and (iii) Bitterman, a holder of an assignee interest in PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

1.	Names of Reporting Persons. Kevin Bitterman (“Bitterman”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to vote the Fund VI Shares; and (ii) Flint, McGuire, Chee, Barrett, Nashat and Youngren, as managing members of PVM VI, may be deemed to have shared power to vote the Fund VI Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

4,656,173 shares, of which 4,399,103 shares are directly owned by PVP VI and 257,070 shares are directly owned by PVPFF VI, except that (i) PVM VI, as the general partner of PVP VI and PVPFF VI, may be deemed to have sole power to dispose of the Fund VI Shares; and (ii) Flint, McGuire, Chee, Barrett, Nashat and Young, as managing members of PVM VI, may be deemed to have shared power to dispose of the Fund VI Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,656,173 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28106W103

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Editas Medicine, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 300 Third Street, First Floor, Cambridge, MA 02142.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP VI, PVPFF VI, PVM VI, Flint, McGuire, Chee, Barrett, Nashat, Youngren and Bitterman (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP VI and PVPFF VI is that of a private investment partnership. The sole general partner of PVP VI and PVPFF VI is PVM VI. The principal business of PVM VI is that of a limited liability company acting as the general partner of PVP VI and PVPFF VI. Flint, McGuire, Chee, Barrett, Nashat and Youngren are the managing members of PVM VI, and Bitterman is a member of the Board of Directors of the Issuer and the holder of an assignee interest in PVM VI.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, Massachusetts, 02210.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 2, 2016, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-208856) in connection with its initial public offering of 5,900,000 shares of Common Stock was declared effective.

In a number of transactions, the Reporting Persons acquired shares of Series A-1 Preferred Stock convertible into 2,549,435 shares of Common Stock, shares of Series A-2 Preferred Stock convertible into 2,021,269 shares of Common Stock and shares of Series B Preferred Stock convertible into 85,469 shares of Common Stock, all for an aggregate purchase price of $14,460,431 (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock, respectively, upon the closing of the offering.

The Reporting Persons obtained the amounts required for all purchasers of Pre-IPO shares from their working capital.

CUSIP No. 28106W103

Item 4. Purpose of Transaction.

Bitterman, as a director of the Issuer and by virtue of his membership in PVM VI, may be deemed to hold certain voting powers with respect to the reportable securities owned by PVP VI and PVPFF VI. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 36,605,251 shares of Common Stock outstanding as reported on the Issuer’s Form 10-K filed with the SEC on March 30, 2016.

(a) PVP VI directly beneficially owns 4,399,103 shares of Common Stock, or approximately 11.9% of the Common Stock outstanding. PVPFF VI directly beneficially owns 257,070 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding. PVM V, as the general partner of PVP VI and PVPFF VI, may be deemed to indirectly beneficially own the securities owned by PVP VI and PVPFF VI.

(b) The managing members of PVM VI and Bitterman may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP VI and PVPFF VI. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM VI, in the securities owned by PVP VI and PVPFF VI. PVM VI may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP VI and PVPFF VI.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of PVP VI and PVPFF VI and certain other investors are party to a Lock-Up Agreement (the “Lock-Up Agreement”) entered into with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC in connection with the Offering, the Reporting Persons are subject to a restricted period during the period ending 180 days after the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any options or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned by the Issuer or Reporting Persons or any securities so owned convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or publicly disclose the intention to make any such offer, pledge sale, contract, purchase, grant, loan, transfer, or disposition, or enter into any such swap or other arrangement. The Lock-Up Agreement is more fully described in the Prospectus, and the form of Lock-Up Letter is incorporated herein by reference to Exhibit A-1 to the Underwriting Agreement filed on January 25, 2016 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-208856).

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Bitterman. The indemnification agreement, among other things, require the Issuer or will require the Issuer to indemnify Bitterman (and in certain cases each of PVP VI and PVPFF VI) to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by Bitterman in any action or proceeding, including any action or proceeding by or in right of the Issuer, arising out of his services as a director. The form of Indemnification Agreement for the Issuer’s directors and officers is attached as Exhibit 10.16 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-208856), and is incorporated herein by reference.

CUSIP No. 28106W103

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D

B	Form of Lock-up Letter

C	Form of Indemnification Agreement for board members and senior management, filed on January 4, 2016 as Exhibit 10.16 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-208856), and incorporated herein by reference.

D	Power of Attorney

E	Power of Attorney

F	Power of Attorney

G	Power of Attorney

H	Power of Attorney

I	Power of Attorney

CUSIP No. 28106W103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2016

POLARIS VENTURE PARTNERS VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND VI, L.P.

By:	Polaris Venture Management Co. VI, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. VI, L.L.C.

*
Authorized Signatory

CUSIP No. 28106W103

JONATHAN A. FLINT

By: *
Jonathan A. Flint

TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire

BRIAN CHEE

By: *
Brian Chee

DAVID BARRETT

By: *
David Barrett

AMIR NASHAT

By: *
Amir Nashat

BRYCE YOUNGREN

By: *
Bryce Youngren

KEVIN BITTERMAN

By: *
Kevin Bitterman

*By:	/s/ Mary Blair
Name:	Mary Blair
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]